SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/24/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
622,348

8. SHARED VOTING POWER
518,569

9. SOLE DISPOSITIVE POWER
622,348
_______________________________________________________

10. SHARED DISPOSITIVE POWER
518,569

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,140,917 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
11.65%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
622,348

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
622,348
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
622,348 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.35%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
622,348

8. SHARED VOTING POWER
518,569

9. SOLE DISPOSITIVE POWER
622,348
_______________________________________________________

10. SHARED DISPOSITIVE POWER
518,569

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,140,917 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
11.65%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
622,348

8. SHARED VOTING POWER
518,569

9. SOLE DISPOSITIVE POWER
622,348
_______________________________________________________

10. SHARED DISPOSITIVE POWER
518,569

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,140,917 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
11.65%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
622,348

8. SHARED VOTING POWER
518,569

9. SOLE DISPOSITIVE POWER
622,348
_______________________________________________________

10. SHARED DISPOSITIVE POWER
518,569

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,140,917 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
11.65%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed March 23, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
Please see attached letter to the Secretary of the SEC.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on May 15, 2015, there were 9,793,994 shares of common stock outstanding as of May 13, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 23, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,140,917 shares of BDCV (representing 11.65% of BDCV's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,140,917 shares of BDCV include 622,348 shares (representing 6.35% of BDCV's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd.,
Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,140,917 shares of BDCV beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors,LLC who are not members of any group. The total number of these "non-group" shares is 518,569 shares (representing 5.30% of BDCV's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 622,348 shares. Bulldog Investors, LLC has shared power to dispose of and vote 518,569 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of BDCV's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on June 11, 2015 the following shares of BDCV were purchased:

Date:		        Shares:		Price:
06/17/15		4,600		4.8000
06/18/15		5,294		4.7500
06/19/15		21,176		4.7469
06/29/15		862		4.5000
07/07/15		178		4.6944
07/08/15		400		4.6200
07/09/15		10,000		4.7820
07/10/15		1,000		4.6000



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/24/15

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Bulldog Investors, LLC, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663
(201) 201-881-7109 // Fax: (201) 556-0097 // sdarling@bulldoginvestors.com

July 24, 2015

VIA FIRST CLASS MAIL
Brent J. Fields
Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-1090

   Release No. IC-31598; File No. 812-14368; Business Development Corporation of America, et al.
   Request For Hearing Prior to Issuance of an Order Under Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and Rule 17d-1 Under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 Under the Act

Dear Mr. Fields:

   By letter to you dated June 8, 2015, Bulldog Investors, LLC ("Bulldog") requested that the Commission hold a hearing prior to issuing the above-referenced order.

   In light of recent events regarding BDCA Venture, Inc. ("BDCA Venture"), including our understanding that steps are being taken to request that BDCA Venture be removed from the exemptive application seeking the above-referenced order, we hereby withdraw our request.

   Any comments or questions regarding this request may be addressed to the undersigned at (410) 658-7491, email: sdarling@bulldoginvestors.com.

Very truly yours,

/S/ Stephanie Darling

Stephanie Darling
General Counsel

cc:	James A. Tanaka, General Counsel, RCS Capital, 405 Park Avenue,
        14th Floor, New York, NY, 10022

	Robert Errett, Office of the Secretary of the U.S. Securities and Exchange Commission (via email: errettr@sec.gov)